UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9
                                 (Rule 14d-101)

          Solicitation/Recommendation Statement under Section 14(d)(4)
                     of the Securities Exchange Act of 1934
                              (Amendment No. ___ )


                              DAVE & BUSTER'S, INC.
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                            (Name of Subject Company)

                                ROBERT J. MARCIN
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                       (Names of Persons Filing Statement)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
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                         (Title of Class of Securities)

                                    23833N104
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                      (CUSIP Number of Class of Securities)

                                Jordan Goldstein
                       Vice President and General Counsel
                               TheStreet.com, Inc.
                                 14 Wall Street
                               New York, NY 10005
                                 (212) 321-5000
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      (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION.

      Dave & Buster's, Inc., a Missouri corporation, is the subject company (the "Subject Company"). The principal executive offices of the Subject
Company are located at 2481 Manana Drive, Dallas, Texas 75220, and its telephone number is 214-357-9588.

      The title of the class of equity securities to which this Statement relates is the common stock, $0.01 par value per share (the "Common Stock"), of the Subject Company, together with associated rights as described in Item 2 below. As of May 30, 2002, there were 13,269,611 shares of Common Stock issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

      The filing person is Robert J. Marcin. Mr. Marcin's business address is c/o TheStreet.com, Inc., General Counsel's office, 14 Wall Street, New York, NY 10005, (212) 321-5000.

      This Statement relates to a tender offer (the "Tender Offer") by D&B Acquisition Sub, Inc., a Missouri corporation (the "Purchaser"), which is a wholly owned subsidiary of D&B Holdings I, Inc., a Delaware corporation (the "Parent"), to purchase all of the issued and outstanding shares of Common Stock of the Subject Company, together with the associated rights issued pursuant to the Amended and Restated Rights Agreement, dated as of September 22, 1999, between the Subject Company and ChaseMellon Shareholder Services, L.L.C. as Rights Agent (referred to collectively as the "Shares") at a price of $12.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 4, 2002, and the accompanying Letter of Transmittal.

      The Schedule TO states that the principal executive offices of the Purchaser and the Parent are located at c/o Gibson, Dunn and Crutcher LLP, 200 Park Avenue, New York, NY 10166.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      None.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

      The filing person is recommending that shareholders of the Subject Company not tender their shares in the Tender Offer. The filing person has published a column on TheStreet.com's realmoney.com web site recommending that shareholders of the Subject Company not tender their shares in the Tender Offer.

      The reason for his recommendation is that in his opinion, the Tender Offer price is too low in light of the Subject Company's recent financial results, and that those financial results are depressed due to the recent economic slowdown and the events of September 11. In addition, the filing person believes that since the poor execution of the management is itself a factor in the Subject Company's poor performance, the low Tender Offer price will permit management to unfairly benefit from its own lack of execution.

      The filing person currently intends not to tender his shares of the Subject Company and currently intends to hold such shares.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

      None.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      The filing person has not engaged in any transactions in the securities of the Subject Company during the past 60 days.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      Not applicable.

ITEM 8. ADDITIONAL INFORMATION.

      None.

ITEM 9. EXHIBITS.

Exhibit (a) (1) Open Letter to the Board of Dave & Buster's, published on the
                Internet at WWW.REALMONEY.COM on June 5, 2002.

        (a) (2) Second version of Open Letter to the Board of Dave & Buster's, published on the Internet at WWW.REALMONEY.COM on June 5, 2002.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/S/ ROBERT J. MARCIN
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                                  (Signature)

ROBERT J. MARCIN
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                                (Name and title)

JUNE 6, 2002
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                                     (Date)